 Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972–3–976–4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972–3–976–4072 shirley.nakar@audiocodes.com	Erik Knettel The Global Consulting Group Tel: +1–646–284–9415 Eknettel@hfgcg.com

AudioCodes Reports Second Quarter 2005 Results

Revenues Increase to $28.5 Million, Up 6% Sequentially and 49% Year-over-Year

Net Income is $3.1 Million, or $0.07 Per Diluted Share

Lod, Israel –July 25, 2005 –AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the second quarter ended June 30, 2005.

Revenues for the second quarter ended June 30, 2005 were $28.5 million compared to $26.9 million for the quarter ended March 31, 2005 and $19.1 million for the quarter ended June 30, 2004.  Second quarter revenues grew 6% sequentially and increased 49% compared to the second quarter of 2004. Net income for the second quarter of 2005 was $3.1 million, or $0.07 per diluted share, compared to net income of $839,000, or $0.02 per diluted share, for the corresponding period last year.

Revenues for the six months ended June 30, 2005 were $55.5 million compared to $34.4 million for the first six months of 2004.  Net income for the six months ended June 30, 2005 was $6.1 million, or $0.14 per diluted share, compared to net income of $796,000, or $0.02 per diluted share, for the first six months of 2004.

Cash and cash equivalents, short-term and-long-term marketable securities, long-term bank deposits and structured notes were $214.7 million as of June 30, 2005 compared to $209.6 million as of March 31, 2005 and $90.6 million as of June 30, 2004. Amounts as of March 31, 2005 and June 30, 2005 include approximately $120.2 million of net proceeds from the sale of convertible notes in November 2004.

“We are pleased to report yet another quarter of growth for AudioCodes, our fifteenth consecutive quarter of revenue growth. AudioCodes’ second quarter financial results reflect our continued success in executing our strategy of growing our VoIP networking business and increasing our penetration into the service providers’ market,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “With networking business revenues reaching 50% of our revenues this quarter, and good progress in wireline, cable and wireless market pursuits, we continue to build momentum in our industry. We have achieved design wins in emerging areas such as VoIP cable, fixed mobile convergence and cellular networks markets which are expected to provide new areas of growth for our business. This quarter we have increased investments in product development, support of our strategic partners and customers, and in expanding our global sales presence in international markets, which we believe should result in further growth in coming years.”

“With a view to increasing product focus, and in line with previous reports, we have made progress this quarter in grouping our business and marketing operations into two main business lines: technology and networking. We believe that these changes will increase the cross organizational and cross geographical customer and product focus while allowing a stronger alignment and greater flexibility in meeting market needs," added Shabtai Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on July 26, 2005 to discuss the second quarter 2005 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time.  Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  –AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2005	2004
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$135,126	$166,832
Short-term marketable securities	1,036	-
Trade receivables, net	17,724	14,470
Other receivables and prepaid expenses	4,761	4,608
Inventories	9,359	10,059

Total current assets	168,006	195,969

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	60,264	50,195
Long-term marketable securities	18,259	-
Investment in an affiliated company	325	487
Severance pay funds	4,824	4,538

Total long-term investments	83,672	55,220

PROPERTY AND EQUIPMENT, NET	6,420	6,694

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,524	5,127

GOODWILL	19,135	9,135

Total assets	$280,757	$272,145

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,820	$6,541
Other payables and accrued expenses	16,292	17,981

Total current liabilities	25,112	24,522

ACCRUED SEVERANCE PAY	5,255	4,978

SENIOR CONVERTIBLE NOTES	120,747	120,660

Total shareholders' equity	129,643	121,985

Total liabilities and shareholders' equity	$280,757	$272,145

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Revenues	$55,459	$34,435	$28,531	$19,111

Cost of revenues	22,574	14,577	11,632	8,044

Gross profit	32,885	19,858	16,899	11,067

Operating expenses:
Research and development, net	11,769	9,113	6,101	4,721
Selling and marketing	12,330	8,892	6,454	4,632
General and administrative	2,846	1,937	1,435	1,175

Total operating expenses	26,945	19,942	13,990	10,528

Operating income (loss)	5,940	(84)	2,909	539
Financial income, net	874	229	546	150
Equity in losses of an affiliated company	470	1,153	214	494

Income before taxes on income	6,344	840	3,241	883
Taxes on income	288	44	148	44

Net income	$6,056	$796	$3,093	$839

Basic net earnings per share	$0.15	$0.02	$0.08	$0.02

Diluted net earnings per share	$0.14	$0.02	$0.07	$0.02

Weighted average number of shares used in computing basic net earnings per share (in thousands)	40,112	38,203	40,197	38,356

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	43,204	42,330	42,859	42,064

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,	Three months ended June 30,
	2005	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$ 6,056	$ 3,093
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,580	841
Amortization of marketable securities premium and accretion of discounts, net	23	23
Equity in losses of an affiliated company	470	214
Decrease in accrued severance pay, net	(9)	(52)
Amortization of deferred stock compensation	20	9
Amortization of senior convertible notes discount and deferred charges	94	48
Increase in accrued interest on long-term bank deposits and structured notes	(69)	(35)
Increase in trade receivables, net	(3,254)	(3,296)
Increase in other receivables and prepaid expenses	(153)	(60)
Decrease (increase) in inventories	700	(187)
Increase in trade payables	2,279	2,917
Increase (decrease) in other payables and accrued expenses	(1,038)	1,831
Other	(12)	-

Net cash provided by operating activities	6,687	5,346

Cash flows from investing activities:
Investment in short-term marketable securities	(1,039)	(1,039)
Investment in an affiliated company	(308)	(101)
Purchase of property and equipment	(960)	(462)
Proceeds from sale of property and equipment	96	-
Investment in structured notes	(10,000)	(10,000)
Investment in long-term marketable securities	(18,279)	(18,279)
Payment for acquisition of Ai-Logix	(10,000)	-

Net cash used in investing activities	(40,490)	(29,881)

Cash flows from financing activities:
Issuance costs for senior convertible notes	(84)	(84)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	2,181	347

Net cash provided by financing activities	2,097	263

Decrease in cash and cash equivalents	(31,706)	(24,272)
Cash and cash equivalents at the beginning of the period	166,832	159,398

Cash and cash equivalents at the end of the period	$135,126	$135,126